Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" in Post-Effective Amendment No. 5 to the Registration Statement (Form S-3 No. 333-120402) and the related Prospectus of United Industrial Corporation for the registration of $120,000,000 of 3.75% Convertible Senior Notes due 2024 and the shares of common stock issuable upon conversion, purchase or redemption of the Notes and to the incorporation by reference of our report dated March 10, 2004 (except Note 21, as to which the date is September 15, 2004), with respect to the consolidated financial statements of United Industrial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

                      /s/ Ernst & Young LLP

Philadelphia, PA
May 9, 2005